HERBERT M. JONES
MELVIN D. CLOSE, JR.
JOSEPH W. BROWN
ALBERT F. PAGNI
JOHN P. SANDE, III
WILLIAM J. RAGGIO
BOB MILLER
GARY R. GOODHEART
MICHAEL E. BUCKLEY
RICHARD F. JOST
JANET L. CHUBB
DOUGLAS M. COHEN
KIRK B. LENHARD
KEVIN R. STOLWORTHY
STEPHEN M. RICE
JODI R. GOODHEART
PAUL A. LEMCKE
PHILIP M. BALLIF
RENEE R. REUTHER

MICHAEL P. LINDELL
MICHAEL G. ALONSO
BRIAN P. CLARK
ANN MORGAN
R. DOUGLAS KURDZIEL
DIANA L. SULLIVAN
KRIS T. BALLARD
CRAIG H. NORVILLE
WILLIAM C. DAVIS, JR.
KARL L. NIELSON
DAWN R. HINMAN
SANDRA D. TURNER
PATRICK A. ROSE
PATRICK J. SHEEHAN
GREGORY A. BROWER
ROBERT C. ANDERSON
TONY F. SANCHEZ III
CLARK V. VELLIS
JOHN P. DESMOND

DAVID A. CARROLL
ANDI S. CHANG
ELIZABETH M. FIELDER
TROY C. FUHRIMAN
EDWARD M. GARCIA
ELIZABETH M. GHANEM
RORY A. GOODE
RYAN W. HERRICK
JENNIFER SLOAN HILSABECK
BRIAN R. IRVINE
TAMARA BEATTY PETERSON
MOLLY MALONE REZAC

KRISANNE M. SCHLACHTER*
SCOTT M. SCHOENWALD
BRETT J. SCOLARI
STEVEN G. SHEVORSKI
ARIEL E. STERN
STEPHEN M. SULLIVAN
TIFFANY J. SWANIS
BRADLEY R. TATOM
AMY N. TIRRE
NICOLE MOSCHETTI VANCE**
GORDON H. WARREN

JONES ⬦ VARGAS

ATTORNEYS AT LAW

3 7 7 3   H O W A R D   H U G H E S   P A R K W A Y

T H I R D   F L O O R   S O U T H

L A S   V E G A S ,   N E V A D A   8 9 1 0 9

TEL (702) 862-3300   FAX (702) 734-2722

WWW.JONESVARGAS.COM

CLIFFORD A. JONES (1912 - 2001)
GEORGE L. VARGAS (1909 - 1985)
JOHN C. BARTLETT (1910 - 1982)
LOUIS MEAD DIXON (1919 - 1993)
GARY T. FOREMASTER (1953 - 1998)

OF COUNSEL
DOUGLAS G. CROSBY

BRIAN J. MATTER
EXECUTIVE DIRECTOR

PETE ERNAUT***
MANAGING DIRECTOR
GOVERNMENT AFFAIRS
AND PUBLIC POLICY

July 10, 2003

Lifestream Technologies, Inc.   **Exhibit 5.1**
5120 Clearwater Loop
Suite 101
Post Falls, Idaho 83854

> Re: Lifestream Technologies, Inc. – Registration Statement on Form S-3 in
>   respect of 36,335,890 Shares of Common Stock, par value $0.001 per share

Ladies and Gentlemen:

We have acted as special Nevada counsel to Lifestream Technologies, Inc., a Nevada corporation (the "Company"), in connection with the filing by the Company of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the offer and sale of up to 36,335,890 shares (the "Shares") of the Company's Common Stock, par value $0.001 per share, which may be offered for sale from time to time by certain stockholders of the Company identified in the prospectus forming part of the Registration Statement.

In our capacity as such counsel, we are familiar with the proceedings taken by the Company in connection with the authorization, issuance and sale of the Shares. In addition, we have made such legal and factual examinations and inquiries, including an examination of originals (or copies certified or otherwise identified to our satisfaction as being true reproductions of originals) of such documents, corporate records and other instruments, and have obtained such certificates and other representations and assurances, as we have deemed necessary or appropriate for the purposes of this opinion.

In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the legal capacity of natural persons executing such documents and the authenticity and conformity to original documents of documents submitted to us as certified, photostatic, facsimile or electronically transmitted copies.

Based upon the foregoing and the proceedings taken by the Company referred to above, we are of the opinion that the Shares have been duly authorized and are validly issued, fully paid and nonassessable.

RENO OFFICE
100 WEST LIBERTY STREET, TWELFTH FLOOR, RENO, NEVADA 89504   TEL (775) 786-5000   FAX (775) 786-1177

*LICENSED IN GEORGIA AND DISTRICT OF COLUMBIA ONLY
**LICENSED IN CALIFORNIA ONLY
***PETE ERNAUT IS AN EXECUTIVE EMPLOYEE NOT LICENSED TO PRACTICE LAW

Our opinion herein is limited to the effect on the subject transactions of the laws of the State of Nevada as in effect on the date hereof. We assume no responsibility regarding the applicability to such transactions, or the effect thereon, of the laws of any other jurisdiction.

We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading "Legal Matters" in the prospectus included therein.

Very truly yours,

Jones Vargas